Exhibit 99.2

ANYI NETWORK INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

ANYI NETWORK INC AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of

Anyi Network Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Anyi Network Inc and subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statement of operations, stockholders’ equity, and cash flow for each of the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flow for each of the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ JLKZ CPA LLP

JLKZ CPA LLP

Flushing, New York

September 30, 2019

ANYI NETWORK INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Cash and cash equivalents	$2,653,430	$28,269
Accounts receivable, net	90,971	8,790
Prepaid expenses and other current assets	21,070	53
Total current assets	2,765,471	37,112
Deferred tax assets	4,063	-
Property and equipment, net	10,744	-
Total Assets	$2,780,278	$37,112

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$912	$63
Accrued expenses and other payables	83,598	16,992
Due to related parties	1,744,261	5,553
Deferred revenue	103,353	3,534
Income tax payable	8,633	1,655
Total current liabilities	1,940,757	27,797
Total Liabilities	$1,940,757	$27,797

SHAREHOLDERS’ EQUITY:
Ordinary shares; $0.0001 par value, 5,000,000,000 shares authorized, 7,010,000 and 10,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively	701	1
Stock subscription receivable	(701)	(1)
Statutory Reserve	84,697	1,312
Retained earnings	787,800	7,657
Accumulated other comprehensive (loss) income	(32,976)	346
Total shareholders’ equity	839,521	9,315
Total Liabilities and Shareholders’ Equity	$2,780,278	$37,112

The accompanying notes are an integral part of these consolidated financial statements

ANYI NETWORK INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,	For the Period from September 29, 2017 (Date of Inception) through December 31,
	2018	2017

Revenues	$1,384,099	$36,642
Revenues – related parties	174,391	-
Total revenues	1,558,490	36,642
Cost of revenues	407,256	8,923

Gross profit	1,151,234	27,719

Operating expenses
General and administrative expenses	269,737	17,402
Total operating expenses	269,737	17,402

Income from operations	881,497	10,317

Other income (expenses)
Other income	5,104	272
Other expense	-	(26)
Total other income (expense), net	5,104	246

Income before provision of income taxes	886,601	10,563

Provision for income taxes	23,074	1,593
Net income	$863,527	$8,970

Comprehensive income
Net income	$863,527	$8,970
Other comprehensive income (loss):
Foreign currency translation adjustment	(33,322)	346
Total comprehensive income	$830,205	$9,316

Earnings per share*
Basic	$0.12	$0.00
Diluted	$0.12	$0.00
Weighted average common stock outstanding
Basic and Diluted *	7,010,000	10,000

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of these consolidated financial statements

ANYI NETWORK INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from September 29, 2017 (Date of Inception) through December 31, 2018

	Ordinary Shares					Accumulated Other	Total
	Number of Shares*	Amount	Stock Subscription Receivables	Statutory Reserve	Retained Earnings	Comprehensive Income (Loss)	Stockholders’ Equity
Balance, September 29, 2017 (Date of Inception)	10,000	$1	(1)	$-	$-	$-	$-
Net income					8,970		8,970
Transfer to reserve				1,312	(1,312)		-
Foreign currency translation adjustment						346	346
Balance, December 31, 2017	10,000	1	(1)	1,312	7,657	346	9,315
Net income					863,527		863,527
Transfer to reserve				83,385	(83,385)		-
Common stock issued for cash	7,000,000	700	(700)				-
Foreign currency translation adjustment						(33,322)	(33,322)
Balance, December 31, 2018	7,010,000	$701	$(701)	$84,697	$787,800	$(32,976)	$839,521

*    The shares are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of these consolidated financial statements

ANYI NETWORK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	For the Period from September 29, 2017 (Date of Inception) through December 31,
	2018	2017
Cash flows from operating activities
Net income	$936,553	$8,970
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation expense	2,330	-
Changes in operating assets and liabilities:
Accounts receivable	(85,793)	(8,463)
Prepaid expense and other current assets	(21,842)	(52)
Deferred tax assets	(4,223)	-
Accounts payable	886	60
Deferred revenue	103,309	3,403
Accrued expenses and other payables	138,749	21,706
Income tax payable	7,345	1,593
Net cash provided by operating activities	1,077,314	27,217

Cash flows from investing activities
Purchase of property and equipment	(13,495)	-
Net cash used in investing activities	(13,495)	-

Cash flows from financing activities
Proceeds received from related parties	1,675,510	-
Net cash provided by financing activities	1,675,510	-

Effect of exchange rate changes on cash and cash equivalents	(114,169)	1,052

Net increase in cash and cash equivalents	2,625,161	28,269
Cash and cash equivalents, beginning of the year	28,269	-
Cash and cash equivalents, end of the year	$2,653,430	$28,269

Supplemental cash flow information
Interest paid	$-	$-
Income taxes paid	$19,997	$-

Non-cash investing and financing activities
Expense paid by related party	$68,940	$5,346
Common stocks issued on subscription receivables	$701	$1

The accompanying notes are an integral part of these consolidated financial statements

ANYI NETWORK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Anyi Network Inc. (collectively with its consolidated subsidiaries described below, the “Company”, or “Anyi Network” when specific reference is made) was incorporated on September 29, 2017 under the laws of the Cayman Islands. Through direct ownership, the Company established subsidiaries in Hong Kong and the People’s Republic of China (“PRC”) with the vision to become a strong provider of information technology and Internet services for small and medium enterprises (“SME”) in PRC, and to continuously provide more advanced, easy-to-use, and practical products and services for more enterprises and businesses.

Through variety of accounting software and ERP, we help the SMEs in PRC to meet their needs in the corporate finance and enterprise management sector by providing them with internet-based, professional, personalized, service-oriented, lightweight information management solutions. The Company has become one of the best next-generation financial and business management software provider in PRC with our brand-new technology, business philosophy, strong financial strength, and efficient market operation.

Currently, the Company’s operations are carried out in PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of PRCs economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and among other things.

As of the filing date, the Company’s subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Anyi Technology Limited (“Anyi Technology”)	October 23, 2017	Hong Kong	100%	Product marketing hub
Jiangsu Anyi Network Technology Co., Ltd. (“Jiangsu Anyi”)	November 13, 2017	PRC	100%	Software development and provider
Beijing Anyi Technology Co., Ltd. (“Beijing Anyi”)	January 2, 2018	PRC	100%	Software development and provider
Changzhou Anyi Network Technology Co., Ltd. (“Changzhou Anyi”)	November 27, 2017	PRC	100%	Software development and provider
Lianyungang Anyi Software Co., Ltd. (“Lianyungang Anyi”)	November 20, 2017	PRC	100%	Software development and provider
Tongshan Naquan Technology Service Co., Ltd. (“Tongshan Naquan”)	May 3, 2018	PRC	100%	Software development and provider
Horgos Anyi Technology Service Co., Ltd. (“Horgos Anyi”)	March 8, 2018	PRC	100%	Software development and provider
Hubei Anyi Network Technology Co., Ltd. (“Hubei Anyi”)	March 8, 2018	PRC	100%	Software development and provider

We use the term “fiscal 2017” to represent the period from September 29, 2017 (date of inception) through December 31, 2017, and “fiscal 2018” to represent the year ended December 31, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principal of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of Anyi Network and Anyi Technology is United States dollar. Except Anyi Network and Anyi Technology, the functional currency of the Company’s subsidiaries located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the reporting period, assets and liabilities are translated at the unified exchange rate at the end of the reporting period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of operations and comprehensive income. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at December 31, 2018 and 2017 were translated at RMB 6.8778 to $1.00 and at RMB 6.5075 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the year ended December 31, 2018 and for the period from September 29, 2017 (date of inception) through December 31, 2017 were RMB 6.6187 and RMB 6.7588 to $1.00, respectively.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets, collectability of accounts receivable, allowance for doubtful accounts and income taxes, including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive income for the year ended December 31, 2018 and for the period from September 29, 2017 (date of inception) through December 31, 2017 consisted of net income and unrealized (loss) gain from foreign currency translation adjustment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in banks, time deposits, certificates of deposit and all highly liquid instruments with original maturities of three months or less. The Company maintains cash with various financial institutions in PRC. At December 31, 2018 and 2017, the Company’s cash balances in PRC amounted to $2,653,430 and $28,269, respectively, are uninsured. The remaining $348,887 at December 31, 2018 is an US$ account but held in HongKong. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash held in bank accounts. There were no cash equivalents at December 31, 2018 and 2017.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists principally of amounts due from trade customers, of which the collection is only subject to the passage of time. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments or to cover potential credit losses. Estimates are based on the customer’s historical collection experience, age of the balance, its creditworthiness, ongoing relationship and current economic trends. In addition, in determining these estimates, the Company examines historical write-offs of its receivables and reviews each customer’s account to identify any specific customer collection issues. Accounts receivable balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the likelihood of collection is not probable.

Management believes that the accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at December 31, 2018 and 2017. The Company historically has not experienced uncollectible accounts from customers granted with credit sales.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Expenditures for repairs and maintenance are expensed as incurred; major replacements and improvements are capitalized. When assets are sold or retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the consolidated statements of operations in the period of disposition.

Depreciation of property and equipment is provided using the straight-line method over their estimated useful lives, which are shown as follows.

Classification	Estimated Useful Life
Electronic equipment	3 years
Office furniture and equipment	5 years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Impairment evaluations involve management’s estimates on asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our reporting results and financial position. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charge was recognized for the year ended December 31, 2018 and for the period from September 29, 2017 (date of inception) through December 31, 2017.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.   The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sale of packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

Nature of Products and Services

Software Products

The Company’s packaged software products consist of accounting products, Anyiwang V series 、E series and G series, and other audit assistance and information management products under the Anyiwang brand.

Each packaged software product includes a perpetual software license and a one-year technical support plan. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve month period.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Technical Support Plans

The Company sells our technical support plan either as a package with our sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve month period.

Software Customization Services

The Company delivers its software customization services by developing customized features on the Anyiwang software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve month period.

Deferred Revenue

Generally, the Company receives payment at the time when enter into a contract with a customer. The Company records deferred revenue when the Company has entered into a contract with a customer and cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. During the year ended December 31, 2018, the Company recognized revenue of $3,534 that was included in deferred revenue at December 31, 2017.

The Company’s performance obligations are generally satisfied within 12 months of the initial contract date. As of December 31, 2018 and 2017, the deferred revenue balance related to performance obligations that will be all satisfied within 12 months was $103,353 and $3,534, respectively.

Costs of Revenues

Our cost of revenues has two components: (1) cost of product revenue, which includes direct costs of software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

Operating Leases

The Company reviews all leases for capital or operating classification at their inception. The Company uses its incremental borrowing rate in the assessment of lease classification and define the initial lease term to include the construction build-out period but to exclude lease extension periods. We conducts our operations primarily under operating leases. For leases that contain rent escalations, we records the total rent payable during the lease term, as defined above, on a straight-line basis over the term of the lease.

Income Taxes

The Company accounts for income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value Added Tax

Jiangsu Anyiw is subject to the PRC’s Value Added Tax (“VAT”) of 6% for providing sale of packaged software products, technical support plans, software customization services. The subsidiaries of Jiangsu Anyiw, including Beijing Anyiw Technology Co.,Ltd., Changzhou Anyiw Network Technology Co.,Ltd., Lianyungang Anyiw Software Ltd., Tongshan Naquan Technology Service Co.,Ltd., and Hubei Anyiw Network Technology Co., Ltd., which are in the Republic of China (“PRC”) and are subject to a Value Added Tax (“VAT”) of 3% for providing sale of packaged software products, technical support plans, software customization services. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of PRC’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Earnings per Share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Earnings per share is presented in the accompanying consolidated statements of operations and comprehensive income.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other payables, due to related parties, deferred revenue and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews consolidated results of the Company when making decisions about allocating resources and assessing performance. The Company’s chief operating decision maker reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Company. The Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

Recently Issued Accounting Pronouncements

In February 2016 the FASB issued ASU 2016-02, “Leases (Topic 842).” This standard amends a number of aspects of lease accounting, including requiring lessees to recognize operating leases with a term greater than one year on their balance sheet as a right-of-use asset and corresponding lease liability, measured at the present value of the lease payments. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, which means that it will be effective for us in the first quarter of our fiscal year beginning January 1, 2019. Early adoption is permitted. This standard is required to be adopted using a modified retrospective approach. We expect to elect certain available transitional practical expedients. In July 2018 the FASB issued ASU 2018-11, “Leases (Topic 842) Targeted Improvements,” which allows for the adoption of this standard to be applied at the beginning of the most recent fiscal year as opposed to at the beginning of the earliest year presented. While we continue to evaluate the impact of our pending adoption of ASU 2016-02 on our consolidated financial statements, we expect that the real estate designated as operating leases will be recognized as right-of-use assets and corresponding lease liabilities on our consolidated balance sheets upon adoption. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the consolidated financial statements.

In June 2016 the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326).” This standard requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, which means that it will be effective for us in the first quarter of our fiscal year beginning January 1, 2020. Earlier adoption is permitted in the first quarter of our fiscal year beginning January 1, 2019. The Company is in the process of evaluating the impact of the adoption of ASU 2016-13 on the consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2018	2017
Accounts receivable	$90,971	$8,790
Less: Allowance for doubtful accounts	-	-
Accounts receivable	$90,971	$8,790

The Company did not reserve any allowance for doubtful account during fiscal 2018 and fiscal 2017 as the Company maintains a strict credit policy and the Company’s sales arrangement usually requires advanced payment.

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At December 31, 2018 and 2017, prepaid expenses and other current assets consisted of the following:

	December 31,
	2018	2017
Prepaid Expenses	$4,362	$-
Other receivable	13,224	702
Other	3,484	53
	$21,070	$755

NOTE 5 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2018 and 2017, property and equipment consist of the following:

	December 31,
	2018	2017
Electronic equipment	$11,235	$-
Office furniture and equipment	1,751	-
Total property and equipment	12,986	-

Accumulated depreciation	(2,242)	-

Property and equipment, net	$10,744	$-

Depreciation expense for fiscal 2018 and fiscal 2017 was $2,330 and $0, respectively, of which $467 and $0, respectively, was included in cost of revenues, the remaining amount was included in operating expenses.

NOTE 6 – ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables mainly consist of wage payable, VAT and other taxes payables, and other accrued liabilities. Other accrued liabilities principally include unreimbursed business expenses, accrued professional service expense, and rent payable for leased offices. As of December 31, 2018 and 2017, accrue expenses and other payables consist of the following:

	December 31,
	2018	2017
Wage payable	$62,202	$12,090
VAT and other taxes payables	11,447	795
Other accrued liabilities	8,353	5,644
Total accrued expenses and other payables	$82,002	$18,529

NOTE 7 – INCOME TAXES

Cayman Islands

Under the current laws of Cayman Islands, Anyi Network. is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

The Company’s subsidiary, Anyi Technology, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Anyi Technology is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

PRC

The Company’s subsidiaries registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

For fiscal 2018 and fiscal 2017, all PRC entities are subject to the 25% EIT rate of their taxable income.

NOTE 7 – INCOME TAXES (continued)

The provision for income taxes consist of the following:

	December 31,
	2018	2017
Current	$23,074	$1,593
Total	$23,074	$1,593

The reconciliations of the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	2018	2017
PRC statutory income tax rate	25%	25%
Effect of income tax exemptions and reliefs	(22.8)%	(9.9)%
Effective tax rate	2.2%	15.1%

The components of the deferred tax assets are as follows:

	December 31,
	2018	2017
Deferred tax assets:
Deferred revenue	$103,353	$3,534
Less: valuation allowance	-	-
	$103,353	$3,534

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2018 and 2017.

PRC Withholding Tax on Dividends

The current PRC Enterprise Tax Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprise to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a treaty arrangement between the PRC and the jurisdiction of the foreign holding company. The Cayman Islands, where the Company is incorporated, does not have such a treaty with PRC. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of December 31, 2018 and 2017, the Company had not recorded any withholding tax on the earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

NOTE 8 – CONCENTRATIONS

The Company had one customer for fiscal 2018 that contributed at least 10% of total revenues, among which Dalian Zhuoyun Technology Co., Ltd., contributed 12% of the total revenues in fiscal 2018. The balance of accounts receivable balance due from the customer was nil as of December 31, 2018.

The Company had one customer for fiscal 2017 that contributed at least 10% of total revenues, among which Changzhou Jintan District Yuli Agricultural Technology Co., Ltd. contributed 36% of the total revenues in fiscal 2017. The balance of accounts receivable balance due from the customer was nil as of December 31, 2017.

The loss of one or more of its significant customers could have a material adverse effect on the Company’s business, operating results, or financial condition. The Company does not require collateral from its customers. To limit the Company’s credit risk, management performs periodic credit evaluations of its customers and maintains allowances for uncollectible accounts. Although the Company’s accounts receivable could increase dramatically as the Company grows its sales, management does not believe significant credit risk exists as of December 31, 2018 and 2017.

NOTE 9 – SHAREHOLDERS’ EQUITY

The Company is authorized to issue up to 500,000,000 shares of Ordinary Shares with par value of $0.0001 per share. On September 29, 2017 (date of incorporation) the Company issued 10,000 shares of its Ordinary Shares, and on December 21, 2018, the Company issued 7,000,000 shares of its Ordinary Shares, respectively, at par value for the total consideration of $701 to its founders, which is considered as nominal share issuance. Total consideration of $701 due from the Company’s founders are received in 2019.

NOTE 10 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $83,385 and $1,312 to statutory reserves as of December 31, 2018 and 2017, respectively.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases facilities with expiration dates between January 2019 and December 2022. Rental expense for fiscal 2018 and 2017 was $47,139 and $2,515, respectively. The Company has future minimum lease obligations as of December 31, 2018 as follows:

2019	$33,732
2020	19,192
2021	19,192
2022	19,192
2023	4,362
Thereafter	17,447
Total	$113,117

Contingencies

NOTE 12 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2018 and 2017 consist of the following:

Name of Related Party	Nature of Relationship
Aventech Capital Inc	Company shareholders
Guofu Zhang	Company director
Haiyan Huang	President and CEO of the Company
Feng Zhi	CTO
Yinglu Gao	COO.
AGM Technology Limited	Chief Financial Officer of the Company
Beijing Angaomeng Technology Service Co., Ltd.	Chief Financial Officer of the Company

For fiscal 2018, the Company generated revenues from AGM Technology Limited and Beijing Angaomeng Technology Service Co., Ltd. in the amount of $120,000 and $54,391, accounted for 7.7% and 3% of the Company’s total revenue generated in fiscal 2018, respectively.

At December 31, 2018 and 2017, due to related parties consisted of the following:

Name of related party	December 31, 2018	December 31, 2017
GuoFu Zhang (Employee reimbursement)	$237,143	$-
HaiYan Huang (Employee reimbursement)	6,817	1,243
Aventech capital inc (loan)	1,499,966	-
Feng Zhi (Employee reimbursement)	-	2,773
	$1,743,926	$4,016

Amount due from founders for the nominal share issuance on September 29, 2017 (date of incorporation) and December 21, 2018 in the aggregated amount of $701 is expected to be repaid on or prior to June 30, 2019 and such amount had included in prepaid expenses and other current assets line item in the accompanying consolidated balance sheet.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance of this consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follows:

On January 24, 2019, the Company’s subsidiary, Anyi Technology Limited repaid the loan balance of $1,499,966 with RMB 10 million due to a related party. The exchange rate on the repayment date is converted into US dollars, which is different from the loan balance on December 31, 2018. The resulting income is attributed to the borrower Anyi Technology Limited.

On July 26, 2019, the Company entered into a Share Exchange Agreement (the “Agreement”) with AGM Group Holding Inc. (“AGM”).

The Agreement provides that the shareholders of Anyi shall sell, transfer, convey, assign and deliver 7,010,000 ordinary shares of Anyi, par value $0.0001 per share (the “Anyi Shares”), representing all of the issued and outstanding shares of Anyi, to AGM and in consideration therefor, the AGM shall pay$400,000 in cash and issue an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of AGM (the “AGM Shares”)valued at $16.00 per share to the shareholders of Anyi (the “Share Exchange”). The total consideration underlying the Share Exchange shall be $8,000,000.